

November 22, 2011

By E-Mail

Timothy E. Brog
Chairman and Chief Executive Officer
Peerless Systems Corporation
300 Atlantic Street, Suite 301
Stamford, CT 06901

>   **Re: ModusLink Global Solutions, Inc.**
>   **Revised Preliminary Proxy Statement**
>   **Filed by Peerless Systems Corporation et al.**
>   **Filed on November 15, 2011**
>   **Response letter submitted on November 22, 2011**
>   **File No. 1-35319**

Dear Mr. Brog:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Background of the Proxy Solicitation, page 10

1. We note your response to comment one in our letter dated November 17, 2011. Please avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please note that the factual foundation must be reasonable. In future filings, please confirm that the participants will disclose the factual foundation for such assertions, or provide us with the reasonable basis used to support such statements. Refer to Rule 14a-9. For example, please provide support

for the statement that issuer's counsel "simply tried to intimidate Peerless and Mr. Brog and just threatened Peerless and Mr. Brog with frivolous lawsuits and no credible settlement offer was ever made. Peerless stated that it was deeply concerned that the Company continues to waste time and stockholder's money to entrench themselves." Alternatively, please make a revised filing to reflect the deletion of the cited statements.

2. We note that according to the issuer's proxy statement, Andrew Kule attended the meeting on November 14, 2011. Please advise us as to whether Mr. Kule is a participant and if applicable, revise your disclosure.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions